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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-10777

Ambac Financial Group, Inc.*

(Exact name of registrant as specified in its charter)

One State Street Plaza New York, New York 10004

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests held under the Ambac Assurance Corporation Savings Incentive Plan f/k/a Ambac Financial Group, Inc. Savings Incentive Plan*

(Title of each class of securities covered by this Form)

None*

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:         0*

*On November 5, 2010, the Plan’s sponsorship was transferred from Ambac Financial Group to Ambac Assurance Corporation. On November 5, 2010, the Plan was amended to provide that participant contributions may no longer be invested in the Ambac Stock Fund. Therefore, pursuant to SEC Release 33-6188, plan interests are exempt from registration and Form 11-K is no longer required to be filed. This filing does not terminate or suspend any duties to file reports by Ambac Financial Group, Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, Ambac Financial Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 30, 2012	By:	/s/ Michael Reilly
Michael Reilly, Plan Administrator

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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